SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 20, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, February 20, 2008

Messrs.
Buenos Aires Stock Exchange

Ref.: Supplement to note filed under section 62 of the Listing Regulations

Dear Sirs,

This communication is a supplement our note filed February 19, 2008 in connection with the provisions of Section 62(ñ) of the Listing Regulations.

In this regard, we inform you that the Board of Directors does not propose to capitalize earnings, monetary adjustments of capital and other items as the number of shares issued is adequate to allow active trading in the markets on which they are listed and, considering the excess regulatory capital of the Bank, to enable the continuation of the cash dividend distribution practice.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 20, 2008
MACRO BANK INC.

By: /s/ Roberto Eilbaum
Name: Roberto Eilbaum
Title: Director